Exhibit 99.1

Form 51-102F3
Material Change Report

Item 1

Name and Address of Company

VANC Pharmaceuticals Inc. (the “Company”)

Suite 1128 – 789 West Pender Street

Vancouver, BC V6C 1H2

Item 2

Date of Material Change

July 5, 2016

Item 3

News Release

The news release was disseminated on July 5, 2016 by way of the facilities of Market News and Canada Stockwatch.

Item 4

Summary of Material Change

The Company announced the approval of the 2016 Stock Option Incentive Plan.

Item 5

Full Description of Material Change

Item 5.1

Full Description of Material Change

The Company announced the results of the Company’s Annual General Meeting held June 22, 2016 (the “Meeting”).  The shareholders of the Company elected Eugene Beukman, David Hall, Arun Nayyar and Sukhwinder Bob Rai as directors of the Company for the upcoming year.

The Directors appointed the following officers of the Company:  Arun Nayyar as Chief Executive Officer, Eugene Beukman as Chief Financial Officer and Corporate Secretary.

The Company also wishes to announce that in accordance with the policies of the TSX Venture Exchange (the “Exchange”) the Company’s 2016 Stock Option Plan (‘the “Plan”) was approved by its shareholders at the Annual General Meeting held June 22, 2016, and subsequently by the Exchange on July 5, 2016.  The Company currently has a 10% Rolling Stock Option Plan with 4,665,000 stock options issued and a further 1,335,523 shares reserved for further issuance under the Plan.

Item 5.2

Disclosure for Restructuring Transactions

Not applicable.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Eugene Beukman, Chief Financial Officer

Business Telephone:

604 687 2038

Facsimile:

604 687 3141

Item 9

Date of Report

July 5, 2016